Michael Page
INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com


05006747

9 March 2005

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Notification of Director's Interests.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

MICHAEL PAGE INTERNATIONAL PLC
ANNOUNCEMENT FOR THE MICHAEL PAGE INCENTIVE SHARE PLAN ("INCENTIVE SHARE PLAN") AND THE MICHAEL PAGE ANNUAL BONUS PLAN ("ANNUAL BONUS PLAN") - 8 MARCH 2005

On 8 March 2005 Mourant & Co. Trustees Limited, as trustee of the Michael Page Employees' Benefit Trust ("the Trustee"), transferred for nil cost, as deferred share awards and performance share awards, the beneficial interest in ordinary shares of 1p each ("Ordinary Shares") in Michael Page International plc ("the Company") to the executive directors of the Company, as set out in the table below, subject to the rules of the Incentive Share Plan and the Annual Bonus Plan.

	Annual Bonus Plan	**Incentive Share Plan**	
	Deferred Shares	**Deferred Shares**	**Performance Shares**
T Benson	91,883	61,831	30,915
S Burke	61,255	61,831	30,915
S Ingham	55,421	61,831	30,915
S Puckett	56,880	61,831	30,915

On 8 March 2005 the Trustee granted C-H Dumon, an executive director of the Company, deferred share options to acquire 61,831 Ordinary Shares and performance share options to acquire 30,915 Ordinary Shares (in each case for nil cost) under the Incentive Share Plan and deferred share options to acquire 61,255 Ordinary Shares (for nil cost) under the Annual Bonus Plan.

In addition to the awards and options listed above, each executive director is deemed to have a technical interest in the 4,116,482 remaining Ordinary Shares held beneficially and legally by the Trustee.

Michael Page International plc   01932 264141
Richard McBride   Company Secretary

Financial Dynamics
Richard Mountain   020 7269 7291